Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement Nos. 333-203457 and 333-203458

Free Writing Prospectus dated July 14, 2015

Fantex, Inc.

On June 26, 2015, a media publication, attached hereto as Annex A, was released by Financial Times (the “Article”) concerning Fantex, Inc. (referred to in this filing as “we,” “us,” “Fantex” or the “Company”). The Article references the initial public offerings of the Fantex Series Arian Foster Convertible Tracking Stock (“Fantex Series Arian Foster”), the Fantex Series Vernon Davis Convertible Tracking Stock (“Fantex Series Vernon Davis”), the Fantex Series EJ Manuel Convertible Tracking Stock (“Fantex Series EJ Manuel”), the Fantex Series Mohamed Sanu Convertible Tracking Stock (“Fantex Series Mohamed Sanu”), the Fantex Series Alshon Jeffery Convertible Tracking Stock (“Fantex Series Alshon Jeffery”), the Fantex Series Michael Brockers Convertible Tracking Stock (“Fantex Series Michael Brockers”), the Fantex Series Jack Mewhort Convertible Tracking Stock (“Fantex Series Jack Mewhort”) and the Fantex Series Kendall Wright Convertible Tracking Stock (“Fantex Series Kendall Wright” and, together with Fantex Series Arian Foster, Fantex Series Vernon Davis, Fantex Series EJ Manuel, Fantex Series Mohamed Sanu, Fantex Series Michael Brockers and Fantex Series Jack Mewhort, the “Tracking Stocks”) of the Company (the “Arian Foster Offering,” “Vernon Davis Offering,” the “EJ Manuel Offering,” the “Mohamed Sanu Offering,” the “Alshon Jeffery Offering,” the “Michael Brockers Offering,” the “Jack Mewhort Offering” and the “Kendall Wright Offering,” respectively, and collectively the “Offerings”), which Offerings are covered by the Registration Statements on Form S-1 (File Nos. 333-191772, 333-192476, 333-194256, 333-196437, 333-198986, 333-201677, 333-203457 and 333-203458, respectively), as amended (the “Arian Foster Registration Statement,” the “Vernon Davis Registration Statement,” the “EJ Manuel Registration Statement,” the “Mohamed Sanu Registration Statement,” the “Alshon Jeffery Registration Statement,” the “Michael Brockers Registration Statement,” the “Jack Mewhort Registration Statement” and the “Kendall Wright Registration Statement,” respectively, and collectively the “Registration Statements”), that the Company has filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended.  The Vernon Davis Offering was completed on April 28, 2014, the EJ Manuel Offering was completed on July 21, 2014, the Mohamed Sanu Offering was completed on November 3, 2014, the Alshon Jeffery Offering was completed on March 19, 2015, the Michael Brockers Offering was completed on May 29, 2015 and the Jack Mewhort Offering was completed on July 14, 2015.  However, and as described further below under “Corrections and Clarifications,” the Article contains certain factual inaccuracies and inconsistencies with the information contained in the Registration Statements.

The Article was not prepared by or reviewed by the Company or any other offering participant prior to publication.  The publisher of the Article is not affiliated with the Company.  The Company made no payment and gave no consideration to the publisher  in connection with the publication of the Article or any other articles published by the publisher concerning the Company.   With the exception of statements and quotations attributed directly to Cornell “Buck” French, Chief Executive Officer of Fantex,  or derived from the Company’s Registration Statements, the Article represents the authors’ opinions and the opinions of others, which are not endorsed or adopted by the Company or any other offering participant.

You should consider statements in the Article or contained herein only after carefully evaluating all of the information in the Company’s Registration Statements and the other documents incorporated by reference into such Registration Statements.

Corrections and Clarifications

For purposes of correction and clarification, the Company notes the following:

•                  The Article references “shares in American football players,” “own[ing] a stake [in an athlete’s brand],” “shares in . . . players,” “guys’ stock, “own[ing an interest in] David Beckham . . . Adele . . . Scarlett Johansson or . . . Usain Bolt.” The Company clarifies that the Company’s Tracking Stocks are intended to track and reflect the value and performance of an athlete’s brand. Holders of shares of the Tracking Stocks will have no direct investment in the associated athlete, brand or brand contract. An investment in a Tracking Stock will represent an ownership interest in the Company and does not represent an interest in a separate legal entity. Holders of shares of the Company’s Fantex Series Vernon Davis have no direct investment in Vernon Davis, his brand or the Brand Agreement effective as of October 30, 2013, by and among Vernon Davis, The Duke Marketing LLC and the Company (the “Vernon Davis Brand Contract”). Holders of shares of the Company’s Fantex Series EJ Manuel have no direct investment in EJ Manuel, his brand or the Brand Agreement effective as of February 14, 2014, by and among EJ Manuel, Kire Enterprises LLC and the Company (the “EJ Manuel Brand Contract”). Holders of shares of the Company’s Fantex Series Mohamed Sanu will have no direct investment in Mohamed Sanu, his brand or the Brand Agreement effective as of May 14, 2014, by and between Mohamed Sanu and the Company (the “Mohamed Sanu Brand Contract”). Holders of shares of the Company’s Fantex Series Alshon Jeffery will have no direct investment in Alshon Jeffery, his brand or the Brand Agreement effective as of September 18, 2014, by and among Alshon Jeffery, Ben and Jeffery Inc. and the Company (the “Alshon Jeffery Brand Contract”). Holders of shares of the Company’s Fantex Series Michael Brockers will have no direct investment in Michael Brockers, his brand or the Brand Agreement effective as of January 9, 2015, by and among Michael Brockers, Brockers Marketing, LLC and the Company (the “Michael Brockers Brand Contract”).  Holders of shares of the Company’s Fantex Series Jack Mewhort will have no direct investment in Jack Mewhort, his brand or the Brand Agreement effective as of March 26, 2015, by and among Jack Mewhort and the Company (the “Jack Mewhort Brand Contract”). Holders of shares of the Company’s Fantex Series Kendall Wright will have no direct investment in Kendall Wright, his brand or the Brand Agreement effective as of February 15, 2015, by and among Kendall Wright and the Company (the “Kendall Wright Brand Contract”). Holders of shares of the Company’s Fantex Series Arian Foster will have no direct investment in Arian Foster, his brand or the Brand Agreement effective as of February 28, 2013, by and among Arian Foster, The Ugly Duck, LLC and the Company, as amended and restated May 24, 2013 and August 21, 2013 (the “Arian Foster Brand Contract” and, together with the Vernon Davis Brand Contract, the EJ Manuel Brand Contract, the Mohamed Sanu Brand Contract, the Alshon Jeffery Brand Contract, the Jack Mewhort Brand Contract and the Kendall Wright Brand Contract, the “Brand Contracts”).

•                  The Article references that “earn[ing] money by speculating on the future development of a sports star[].” The Company clarifies that the performance or market price for a Tracking Stock depends on many factors and may not reflect the performance of the associated Brand Contract or Contract Party. An investment in a Tracking Stock is an investment in the Company. Holders of a Tracking Stock will be common stockholders of the Company as a whole and, as such, will be subject to all risks associated with an investment in the Company and all of its Tracking Stocks, assets and liabilities. As a result, the market price of a Tracking Stock may reflect the performance of the Company as a whole or may more independently reflect the performance of some or all of the assets attributed to the associated brand.

•                  The Article references “future earnings” and “those [athlete] earnings.” The Company clarifies that pursuant to the Brand Contracts, the Company has acquired interests in the brand income, as defined in each of the Brand Contracts, of Vernon Davis, EJ Manuel, Mohamed Sanu, Alshon Jeffery, Michael Brockers, Jack Mewhort and Kendall Wright (each a “Contract Party,” and together, the “Contract Parties”). Brand income generally means gross monies or other consideration (including rights to make investments) that each Contract Party receives as a result of his skills and brand, including salary and wages from being an athlete in the National Football League (“NFL”) and related fields (including activities in a non-NFL football league), such as broadcasting and coaching, subject to specified exceptions and net of certain related expenses (such as legal fees, travel expenses and self-employment taxes). A more detailed description of each Contract Party’s brand income is available in the Registration Statements.

•                  The Article references that the Company’s “right to co-invest in [an athlete’s] future investment[s].” The Company clarifies that pursuant to the Brand Contracts, the Company has acquired the right to co-invest in any individual or entity, including the right to purchase any stock or other equity interests (including membership interests and partnership interests), in which the Contract Party receives a right or opportunity to invest. A more detailed description of each Contract Party’s brand income is available in the Registration Statements.

•                  The Article references that “[Michael Brockers] has the potential to earn $72 m[illion]” and “a $36 m[illion] present value.” The Company clarifies that, based on its discounted cash flow analysis, the Company estimated that Michael Brockers would earn approximately $72.0 million gross during his playing career without discounting to present value and approximately $34.0 million discounted to present value. A more detailed description of Michael Brockers’s estimated brand income is available in the Michael Brockers Registration Statement.

•                  The Article contains photographs of Usain Bolt and David Beckham. The Company clarifies that it has entered into eight Brand Contracts: the Arian Foster Brand Contract, the Vernon Davis Brand Contract, the EJ Manuel Brand Contract, the Mohamed Sanu Brand Contract, the Alshon Jeffery Brand Contract, the Michael Brockers Brand Contract, the Jack Mewhort Brand Contract and the Kendall Wright Brand Contract.

•                  The Article references that the Company is “[in the process of] a deal . . . with Michael Brockers” and “two [Fantex] stock[s are] up and one is down.” The Company clarifies that Mr. French was referring to the Michael Brockers Offering, which closed on May 29, 2015. The Company further clarifies that, as of June 26, 2015, Fantex Series Vernon Davis was trading at $8.10, Fantex Series EJ Manuel was trading at $4.30, Fantex Series Mohamed Sanu was trading at $13.00, Fantex Series Alshon Jeffery was trading at $11.00 and Fantex Series Michael Brockers was trading at $9.50. Each of the Tracking Stocks had an initial offering price of $10.00 per share. For more information regarding trading prices of the Tracking Stocks, visit www.fantex.com/explore.

Forward-Looking Statements

This free writing prospectus contains forward-looking statements. Forward-looking statements reflect the Company’s current views with respect to, among other things, future events and performance. These statements may discuss the Company’s intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, expectations regarding the commencement or completion of the Offerings, future brand income under the Company’s brand contracts with Vernon Davis, EJ Manuel, Mohamed Sanu, Alshon Jeffery, Michael Brockers, Jack Mewhort and Kendall Wright, respectively, the longevity of Vernon Davis’s, EJ Manuel’s, Mohamed Sanu’s, Alshon Jeffery’s, Michael Brockers’s, Jack Mewhort’s and Kendall Wright’s careers, respectively, results of operations, expectations for the use of the net proceeds from the Offerings, prospects, growth and strategies, plans, market opportunities and the trends that may affect the Company, Vernon Davis, EJ Manuel, Mohamed Sanu, Alshon Jeffery, Michael Brockers, Jack Mewhort and Kendall Wright. The Company generally identifies forward-looking statements by words such as “believe,” “expect,” “intend,” “may,” “should,” “will,” “would” or the negative version of these words or comparable words. Forward-looking statements are based on beliefs and assumptions made by management using currently available information. These statements are only predictions and are not guarantees of future performance, actions or events. Forward-looking statements are subject to risks and uncertainties. If one or more of these risks or uncertainties materialize, or if management’s underlying beliefs and assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement. Forward-looking statements speak only as of the date on which they are made. The Company expressly disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The Company has filed registration statements (including preliminary prospectuses) with the SEC for each of the offerings to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectuses in the respective registration statements and other documents the Company has filed with the SEC for more complete information about the Company and the offerings. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offerings will arrange to send you these prospectuses if requested by calling toll-free 866-315-3482. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Annex A

Text of the Article dated June 26, 2015

Treating athletes and celebrities like corporations

By Feargus O’Sullivan | June 26, 2015 12:00 AM

[Photo of Usain Bolt.]

Can you treat an athlete like a corporation? US company Fantex insists you can. Fantex is selling shares in American football players , who agree to trade a portion of their future earnings  in return for a lump sum up front. The company paid its first dividend last August.

So far the company has sold shares in five players , with two more coming up in the near future. While its scope remains modest, Fantex’s venture is groundbreaking: investors can earn money by speculating on the future development of a sports star’s aptitude for running around with a ball .

Sport could be just the beginning. As Buck French, Fantex chief executive, admits, the company is already eyeing expansion plans. “We look forward to getting into other sports, not just baseball and golf,” he says. “Our goal is to build global one day, such as in the UK with ‘real’ football players, as you might call them over there. Entertainment we also see as a tremendous opportunity.”

The horizons for creating investments based on individuals could, therefore, be almost endless. One day, investors could own, say, a chunk of David Beckham, a sliver of Adele, a few bits of Scarlett Johansson or a portion of Usain Bolt. Speculating on a public figure’s rise could become both a money-spinner and a form of spectator sport.

Despite the dizzying potential, Fantex’s model is a conventional one for a broker. It pays its candidates a lump sum in return for 10 per cent of their future earnings, sells shares whose dividends are paid out of those earnings  and reserves the right to co-invest in any future investment choices their star might make .

Choosing the right candidates, however, is a little more intricate. The payouts Fantex offers its stars are based on the individual’s worth at the time the deal is struck. It is in the company’s interests to look for promising people with the potential to increase their income as their performance improves.

“We’re doing a deal right now with Michael Brockers, who is a defensive tackle for the St Louis Rams [football team],” explains French. “We estimate his future earnings based on his comps [comparative ranking alongside other National Football League members], on what he’s done to date after three years in the NFL.

[Photo of David Beckham.]

“He has the potential to earn $72m — we’re buying [10 per cent of] that based on a $36m present value. We believe that over his whole career, that will yield a great return for investors if he realises his potential.”

By NFL standards, the $3.6m Brockers, 24, can expect from Fantex is handsome without quite being princely. It offers some security without removing much incentive for him to go out and earn.

“No one’s retiring off the cheque we give them,” French says. “The earning potential they get is far greater. We still want them to own the vast majority because that gives them the motivation to go out and perform. It’s [still] a financial hedge for them — prior to this scheme they owned 100 per cent of their risk.”

The advantages for investors, meanwhile, lie arguably not so much in the potential for an overnight gold mine, but in diversifying a share portfolio with non-correlated assets. The concept could also attract first-time investors who find the idea of owning a piece of their favourite star more tangible than, say, investing in private equity. While French insists the people he has sold to are “investors first and second”, he also admits that Fantex’s offerings are attractive to sports fans looking for closer interaction.

So far, so plausible, but Fantex’s ambitions to take its concept beyond its current sporting niche into the wider world of celebrity may be another matter entirely. While a sportsperson’s value is ultimately based on his or her performance on the field , the commercial value of a film star, musician or television personality depends on a broader media presence that is both embattled and fragile.

Any star that tried the scheme would essentially be inviting a group of investors to scrutinise their daily actions for anything potentially harmful to the brand in which they own a stake . Furthermore, a celebrity’s stock falling could give momentum and a public face to their descent from popularity, a descent otherwise a little easier to mask and dissemble.

While overwhelmingly positive about the concept, Doreen Wang, global head of Millward Brown’s brand equity database BrandZ, flags up the potential volatility of a celebrity’s high approval. “You might be very meaningful right now, but how you are perceived as a role model and any negatives or potential crises you might cause in the future need to be taken into consideration when it comes to value,” she says. “Nowadays celebrities are 360 degrees closer to the public, interacting with them directly through social media. There is a danger that [with this kind of investment] their brand could become yet more vulnerable.”

In the meantime, French insists Fantex’s chosen players are taking the vagaries of their rising and falling stocks with a degree of detachment.

“We thought that in the beginning, that [price falls] would be a concern for guys on the platform,” he says. “Currently two of our guys’ stock  is up and one is down . But so far no one has cared. That doesn’t mean they won’t in the future, of course.”

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